Filed pursuant to Rule 433
Registration Statement No. 333-140456
Dated November 14, 2007

Enhanced Participation Note Linked to Shares of the iShares® MSCI Emerging Markets Index Fund

November 14, 2007
Final Terms

Issuer:	Eksportfinans ASA

Underlying Fund:	iShares MSCI Emerging Markets Index Fund (Bloomberg Ticker “EEM”)

Currency:	United States Dollar (USD)

Issue Price:	100% of face amount

Face Amount:	Each note will have a face amount equal to USD 1,000; USD 26,482,000 in the aggregate for all the offered notes

We may decide to sell additional notes after the Trade Date but prior to the Settlement Date at an issue price (and underwriting discount and net proceeds) that differs from the Original Issue Price.

Issue Price:	100% of face amount

Denominations:	$1,000, and integral multiples of $1,000 in excess thereof

Trade Date:	November 14, 2007

Settlement Date:	November 29, 2007

Stated Maturity Date:	May 29, 2009, unless postponed one day due to non-business days

Determination Date:	May 14, 2009, unless postponed due to a market disruption event

Initial Fund Price:	157.33

Final Fund Price:	The closing price of one share of the Underlying Fund on the Determination Date, subject to anti-dilution adjustment

Participation Level:	110%

Fund Return:	The result of (i) the Final Fund Price minus the Initial Fund Price divided by (ii) the Initial Fund Price, expressed as a percentage.

Fund Cap:	142.80% of the Initial Fund Price

Maximum Redemption:	147.08% of the Face Amount

Buffer Level:	80% of the Initial Fund Price

Payment Amount:	On the Stated Maturity Date, you will receive an amount in cash per note equal to:

If the Final Fund Price is greater than or equal to the Fund Cap, Maximum Redemption

If the Final Fund Price is less than the Fund Cap but greater than the Initial Fund Price, Face Amount + (Face Amount x Participation Level x Fund Return)

If the Final Fund Price is less than or equal to the Initial Fund Price, but greater than or equal to the Buffer Level, Face Amount

If the Final Fund Price is less than the Buffer Level, Face Amount x Final Fund Price / Buffer Level

This note is not principal protected. Investors can lose up to 100% of the principal invested.

No interest:	The notes will not bear interest

No listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

CUSIP:	R21892436

ISIN:	USR218924364

Net Proceeds to Issuer:	99.75% of face amount

Time of Trade:	November 14, 2007, 1:08 pm, NY time
Disclaimers
“iShares®’’ is a registered mark of Barclays Global Investors, N.A. (“BGI’’). The notes are not sponsored, endorsed, sold, or promoted by BGI, its affiliate, Barclays Global Fund Advisors (“BGFA’’), or the iShares® Funds. Neither BGI, BGFA, nor the iShares® Funds make any representations or warranties to the owner of the notes or any member of the public regarding the advisability of investing in the notes. Neither BGI, BGFA, nor the iShares® Funds shall have any obligation or liability in connection with the registration, operation, marketing, trading, or sale of the notes or in connection with our use of information about the iShares® Funds.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.